Exhibit 99.1

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) described herein is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of the jurisdiction. Neither GMCR (as defined below) nor Purchaser (as defined below) is aware of any jurisdiction in which either the making of the Offer or the acceptance thereof would not be in compliance with applicable law. If GMCR or Purchaser becomes aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with applicable law, then Purchaser may, in its sole discretion, take such actions as Purchaser deems necessary to make the Offer in the jurisdiction and extend the Offer to the holders of Shares in the jurisdiction.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

Diedrich Coffee, Inc.

at

$35.00 Net Per Share

by

Pebbles Acquisition Sub, Inc.,

a wholly owned subsidiary of

Green Mountain Coffee Roasters, Inc.

Pebbles Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Green Mountain Coffee Roasters, Inc., a Delaware corporation (“GMCR”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Diedrich Coffee, Inc., a Delaware corporation (“Diedrich”), for consideration equal to $35.00 per Share, net to the seller in cash, without interest thereon, upon the terms, and subject to the conditions, of the Offer to Purchase, dated December 11, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, dealer, bank, trust company or other nominee should consult such nominee to determine if any fees may apply. Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Purchaser intends to effect the merger described below.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT (ONE MINUTE AFTER 11:59 P.M.), NEW YORK CITY, NEW YORK TIME, ON MONDAY, JANUARY 11, 2010, UNLESS THE OFFER IS EXTENDED.

SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR

TO THE EXPIRATION TIME OF THE OFFER.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 7, 2009, as amended from time to time, by and among GMCR, Purchaser and Diedrich (the “Merger Agreement”). Purchaser is offering to acquire all of the Shares as a first step in acquiring the entire equity interest in, and thus control of, Diedrich. Pursuant to the terms of the Merger Agreement, following the consummation of the Offer (and if necessary, the adoption of the Merger Agreement by Diedrich’s stockholders) and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into Diedrich, with Diedrich surviving the Merger as a wholly owned subsidiary of GMCR (the “Merger”). Upon the consummation of the Merger, each then-outstanding Share held by persons other than GMCR, Purchaser, and any stockholders of Diedrich who have properly perfected their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”) will be converted into the right to receive (upon the surrender of the stock certificate representing such Shares) cash in an amount equal to the price per Share provided pursuant to the Offer.

The board of directors of Diedrich has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Diedrich’s stockholders, (ii) adopted and approved the Merger Agreement, and approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, in accordance with the requirements of the DGCL, (iii) declared that the Merger Agreement is advisable, (iv) resolved to recommend that the holders of Shares accept the Offer, tender their Shares in the Offer and, if necessary, adopt the Merger Agreement and (v) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Merger Agreement, the Offer, the Merger and any of the other agreements, actions and transactions contemplated by the Merger Agreement.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (i) there being validly tendered and not properly withdrawn before the Expiration Time (as defined below) a number of Shares that, together with the Shares then owned by GMCR and any of its controlled subsidiaries (including Purchaser), represents more than 50% of the total number of Shares outstanding, which at GMCR’s election may be calculated on a fully diluted basis (the “Minimum Condition”) and (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or any similar waiting periods under any applicable foreign statutes or regulations, having expired or been terminated (the “Regulatory Condition”). The Offer is also subject to other conditions (a summary of the other conditions is contained in the section of the Offer to Purchase entitled “Conditions of the Offer”).

Upon the terms, and subject to the conditions, of the Offer, promptly after the Expiration Time, Purchaser will accept for tender, and deliver consideration for, all Shares validly tendered to Purchaser in the Offer and not properly withdrawn prior to the Expiration Time. Purchaser will be deemed to have accepted for tender, and thereby purchased, all Shares that are validly tendered in the Offer and not properly withdrawn prior to the Expiration Time as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for tender of such Shares. The delivery of consideration for the Shares that are accepted for tender in the Offer will be made promptly by delivery of the consideration therefor to the Depositary, which will act as agent for stockholders tendering Shares in the Offer for the purpose of receiving consideration from Purchaser and transmitting consideration to such stockholders whose Shares have been accepted for tender in the Offer. For a stockholder to validly tender Shares in the Offer (i) the certificate(s) representing the tendered Shares, together with the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other required documents, must be received by the Depositary prior to the Expiration Time, (ii) in the case of a tender effected pursuant to the book-entry transfer procedures (a) either a Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an agent’s message (as defined in the section of the Offer to Purchase entitled “Procedure for Tendering Shares”), and any other required documents, must be received by the Depositary prior to the Expiration Time and (b) the Shares to be tendered must be delivered pursuant to the book-entry transfer procedures described in the Offer to Purchase and a book-entry confirmation (as defined in the section of the Offer to Purchase entitled “Procedure for Tendering Shares”) must be received by the Depositary prior to the Expiration Time, or (iii) the tendering stockholder must comply with the guaranteed delivery procedures described in the section of the Offer to Purchase entitled “Procedure for Tendering Shares” prior to the Expiration Time.

Under no circumstances will interest be paid on the Offer consideration, regardless of any extension of, or amendment to, the Offer or any delay in paying for such Shares.

As used herein, the term “Expiration Time” means 12:00 midnight (one minute after 11:59 p.m.), New York City, New York time, on Monday, January 11, 2010, unless and until Purchaser extends the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term “Expiration Time” will mean the latest time at which the Offer, as so extended by Purchaser, will expire. Pursuant to the Merger Agreement, subject to GMCR and Diedrich’s termination rights thereunder: (1) if, at any time as of which the Offer is scheduled to expire, any condition to the Offer has not been satisfied or waived, Purchaser is required to extend the Offer on one or more occasions for additional successive periods of up to 20 business days per extension (but not beyond February 15, 2010, unless the condition to the Offer with respect to regulatory approvals has not been satisfied but all other conditions to the Offer have been satisfied or fulfilled or shall be capable of being satisfied or fulfilled, in which event the termination date shall be extended until June 15, 2010); and (2) Purchaser is required to extend the Offer at any time or from time to time for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff of the SEC applicable to the Offer.

If Purchaser extends the Offer, Purchaser will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Time of the Offer. During any such extension, all Shares previously tendered and not properly withdrawn will remain deposited with the Depositary, subject to the right of a tendering stockholder to withdraw such Shares. Shares that are tendered in the Offer may be withdrawn pursuant to the procedures described in the Offer to Purchase at any time prior to the Expiration Time, and Shares that are tendered may also be withdrawn at any time after February 9, 2010, unless accepted for tender on or before that date. In the event that Purchaser provides for a subsequent offering period following the successful completion of the Offer, no withdrawal rights will apply to Shares that were previously tendered in the Offer and accepted for tender.

For a withdrawal of Shares previously tendered in the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase, specifying the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent’s Medallion Program or the Stock Exchange Medallion Program, any and all signatures on the notice of withdrawal must be guaranteed by such an institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in the section of the Offer to Purchase entitled “Procedure for Tendering Shares”, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the section of the Offer to Purchase entitled “Procedure for Tendering Shares”) to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tendered Shares may not be rescinded, and any Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may be re-tendered in the Offer, however, by following one of the procedures described in the section of the Offer to Purchase entitled “Procedure for Tendering Shares” at any time prior to the Expiration Time. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser in its sole discretion, which determination will be final and binding. None of Purchaser, GMCR, Diedrich, the Depositary, Okapi Partners LLC (the information agent for the Offer (the “Information Agent”)), Merrill Lynch, Pierce, Fenner & Smith Incorporated (the dealer manager for the Offer (the “Dealer Manager”)) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Under Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and subject to conditions described in the Offer to Purchase, Purchaser may elect to provide for one or more subsequent offering periods, immediately following the Expiration Time, of up to 20 business days in the aggregate. Purchaser will accept for tender, and deliver the same consideration paid in the Offer for, any Shares validly tendered to Purchaser during any subsequent offering period, promptly after any such Shares are validly tendered. Holders of Shares that are validly tendered to Purchaser during a subsequent offering period, if provided, will not have the right to withdraw such tendered Shares.

Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to (i) terminate or amend the Offer if any of the conditions set forth in the section of the Offer to Purchase entitled “Conditions of the Offer” has not been satisfied or (ii) waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of such termination, waiver or amendment to the Depositary and by making a public announcement thereof, as described below. Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer.

Diedrich has provided Purchaser with a list, and security position listings, of Diedrich’s stockholders for purposes of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal and other materials related to the Offer will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the list of Diedrich’s stockholders, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of consideration in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended. Generally, this means that a U.S. holder of Diedrich stock will recognize gain or loss for U.S. federal income tax purposes, on a block-by-block basis, equal to the difference between (1) the amount of cash received and (2) the tax basis of the Shares surrendered in exchange therefor. If such gain or loss is a capital gain or capital loss, the gain or loss generally will be long-term capital gain or loss if the holding period for the Shares surrendered exceeds one year. Diedrich stockholders should consult their own tax advisors with respect to the particular tax consequences of the Offer and the Merger to them, including the applicable federal, state, local and foreign tax consequences. In order to avoid backup withholding of U.S. federal income tax on payments made in connection with the Offer or the Merger, Diedrich stockholders must follow the procedures and meet certain other conditions outlined in the section of the Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences”, under the subsection entitled “Information Reporting and Backup Withholding”. This summary of the U.S. federal income tax consequences is qualified in its entirety by the Offer to Purchase. For a more complete description of certain material U.S. federal income tax consequences of the Offer and the Merger, see the section of the Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences”.

Purchaser expressly reserves the right (but shall not be obligated except as set forth in the Offer to Purchase), at any time and from time to time, to increase the Offer consideration or to make any other changes in the terms of and conditions to the Offer, subject, in each case, to applicable law and to the terms of the Merger Agreement, which provides that certain modifications to the Offer may not be made without the consent of Diedrich.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

You should read carefully the Offer to Purchase and the accompanying Letter of Transmittal, because the information contained in this announcement is not complete. Additional important information is contained in the Offer to Purchase and the accompanying Letter of Transmittal.

Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and all other materials related to the Offer are available free of charge from the Information Agent by calling the telephone number set forth below. No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of Shares.

To ensure compliance with Treasury Department regulations, we advise you that any discussion of U.S. federal tax issues contained in this announcement (i) is written in connection with the promotion or marketing by GMCR and Purchaser of the transactions or matters addressed herein and (ii) is not intended or written to be used, and cannot be used, for the purpose of avoiding U.S. tax penalties under the Internal Revenue Code. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

The Information Agent for the Offer is:

Okapi Partners LLC

780 Third Avenue, 30th Floor

New York, New York 10017

Banks and Brokerage Firms, Please Call: (212) 297 0720

Stockholders and All Others, Call Toll-Free: (877) 274 8654

Email: info@okapipartners.com

The Dealer Manager for the Offer is:

BofA Merrill Lynch

Bank of America Tower

One Bryant Park, 8th Floor

New York, New York 10036

Call Toll Free: (888) 803-9655

December 11, 2009